Landsea Homes Corporation

1717 McKinney Avenue, Suite 1000

Dallas, TX 75202

September 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Stacie Gorman

Re:	Landsea Homes Corporation
Registration Statement on Form S-3
File No. 333-282124

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-282124) (the “Registration Statement”) of Landsea Homes Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 24, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, Eric Hanzich at (714) 755-8234.

Thank you for your assistance in this matter.

Sincerely,

LANDSEA HOMES CORPORATION

By:	/s/ C. Kelly Rentzel
C. Kelly Rentzel
General Counsel

cc:	John Ho, Landsea Homes Corporation
Chris Porter, Landsea Homes Corporation
Darren Guttenberg, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP
Eric Hanzich, Latham & Watkins LLP